Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: June 3, 2021

The following communications were made available on June 2, 2021 on www.ConnectedContinent.com, the website maintained by Canadian National Railway Company (“CN”) providing information relating to its proposed combination with Kansas City Southern (“KCS”).

Connected Continent
SAFER. FASTER. CLEANER. STRONGER.

How the CN-KCS Combination Will Enhance Competition

FASTER DIRECT ROUTES

NEW OPPORTUNITIES

ROBUST CHOICE

CONTINUED INVESTMENT

Lake Superior
NORTH DAKOTA
ONTARIO
MINNESOTA
MICHIGAN
Minneapolis
St. Paul
SOUTH DAKOTA
WISCONSIN
Lake Michigan
Lake Huron
Toronto
Milwaukee
MICHIGAN
Detroit
IOWA
Des Moines
Chicago
Lake Erie
NEBRASKA
Fort Wayne
ILLINOIS
Springfield
OHIO
INDIANA
Kansas City
St. Louis
KANSAS
MISSOURI
WEST VIRGINIA
Lexington
KENTUCKY
OKLAHOMA
Oklahoma City
Nashville
TENNESSEE
ARKANSAS
NORTH CARO
Memphis
Little Rock
ALABAMA
SOUTH CAROLINA
Dallas
Jackson
GEORGIA
Montgomery
LOUISIANA
TEXAS
Austin
Houston
Baton Rouge
Mobile
Pascagoula
New Orleans
FLORIDA
Laredo
TAMAULIPAS
CN Railway
BNSF Railway
CSX Transportation
Kansas City Southern
Kansas City Southern de México
Union Pacific
Norfolk Southern
Canadian Pacific
Interstate or Highway
Mississippi, Ohio and Illinois Rivers

ConnectedContinent.com

ONTARIO TEXAS SASKATCHEWAN MONTANA UTAH IDAHO IOWA WYOMING ARIZONA KANSAS COLORADO MINNESOTA PENNSYLVANIA NEW MEXICO NEBRASKA MISSOURI MISSISSIPPI NORTH DAKOTA SOUTH DAKOTA OKLAHOMA NORTH CAROLINA SOUTH CAROLINA KENTUCKY TENNESSEE ILLINOIS WISCONSIN MICHIGAN ALABAMA GEORGIA FLORIDA ARKANSAS INDIANA OHIO LOUISIANA WEST VIRGINIA VIRGINIA CUBA MICHIGAN SONORA CHIHUAHUA COAHUILA DURANGO JALISCO SINALOA ZACATECAS TAMAULIPAS VERACRUZ NUEVO LEÓN CAMPECHE MICHOACÁN YUCATÁN PUEBLA SAN LUIS POTOSÍ NAYARIT TABASCO GUANAJUATO HIDALGO BAJA CALIFORNIA SUR MEXICO QUINTANA ROO QUERÉTARO COLIMA MORELOS TLAXCALA JALISCO BELIZE MEXICO MEXICO CITY HIDALGO AGUAS-CALIENTES M E X I C O N I T E D S T A T E S Gulf of Mexico James Bay Caribbean Sea Lake Superior Lake Huron Lake Erie Lake Lake Michigan Georgian Bay Lake Winnipeg Lake Nipigon Lake Winnipegosis Great Salt Lake 55 55 55 35 35 35 St. Paul Mobile Dallas Memphis Jackson Houston Chicago St. Louis Milwaukee Pascagoula New Orleans Minneapolis Kansas City Baton Rouge Austin Laredo Nashville Lexington Fort Wayne Toronto Detroit Springfield Des Moines Oklahoma City Little Rock Montgomery San Luis Potosĺ Mexico City 401 94 Connected Continent SAFER. FASTER. CLEANER. STRONGER. ConnectedContinent.com More Routes. More Markets. More Options. There are multiple routes for shippers to move goods North–South CN-KCS enhances competition by improving two of the nine main routes served carriers Barge and highway trucking routes remain options Dallas/ Fort Worth, TX Dallas/ Fort Worth, TX Des Moines, IA Davenport, IA Nashville, TN Birmingham, AL Louisville, KY Cincinnati, OH Fort Wayne, IN Louisville, KY Mississippi River Evansville, IN Savanna, IL Shreveport, LA Shreveport, LA Shreveport, LA KCS Jackson, MS Baton Rouge, LA Memphis, TN Cairo, IL Dallas/ Fort Worth, TX Oklahoma City, OK Jackson, MS Memphis, TN Memphis, TS Gilman, IL Detroit, MI Findlay, IL Texarkana, TX Galesburg, IL Houston, TX UP CP-KCS CSX Houston, TX Houston, TX New Orleans, LA New Orleans, LA Gulfport, MS Mobile, AL New Orleans, LA Houston, TX New Orleans, LA New Orleans, LA Laredo, TX New Orleans, LA Mobile, AL Western Canada Eastern Canada How the CN-KCS Combination Will Enhance Competition FASTER DIRECT ROUTES There are a wide variety of transportation options in the center of the U.S. including rails, highways and barges on the Mississippi River system. We will create faster, more direct routes that will enhance multimodal competition and maximize choice. NEW OPPORTUNITIES The combined CN-KCS lines will offer new opportunities for customers. For example, grain shippers in Illinois will have new access to multi-modal service to East St. Louis and new direct single-line service to the Mexican market and to ports in Mobile and New Orleans. ROBUST CHOICE Our commitment to preserving existing gateways on commercially reasonable terms ensures that shippers will enjoy the same routing options that they do today. In addition, CN has committed to a divestiture of a 70-mile section of track between Baton Rouge and New Orleans that ensures no shipper will see a reduction in the number of railroads serving their plant. CONTINUED INVESTMENT $250 million in infrastructure investments across CN and KCS lines and creation of new access points and interchange options will result in more efficiency, more capacity and more opportunities for employees and communities. ConnectedContinent.com CN Railway BNSF Railway CSX Transportation Kansas City Southern Kansas City Southern de México Union Pacific Norfolk Southern Canadian Pacific Interstate or Highway Mississippi, Ohio and Illinois Rivers CN BNSF CSX KCS KCSM UP NS CP

Thank you to the following organizations for supporting our pro-competitive combination with Kansas City Southern to create the premier railroad for the 21st century.

Voting Trust Supporters

As of June 2, 2021, 663 companies and organizations have voiced support for the voting trust.

3 Forwarding Inc.	Fine Choice Foods LTD	Pacific Traverse Energy

4 Star Courier & Logistics Inc	Flowsis S.A.P.I. de C.V.	Pacrim Steel ULC

5911 Trans Ltd.	FLS Transport	Pantos Logistics Canada Inc.

A-Line Iron & Metals, Inc.	FoClan de Mexico	Parsec, Inc.

Ab Ovo North America, Inc. (Ab Ovo)	Foremost International Ltd.	Pat Baker Company, Inc.

Accel Logistics	Forestal Sierra Madre, S.A. de C.V.	Patton Industrial Services

Acceso Automotriz, S.A. de C.V.	FQ Intermodal S.A. DE C.V.	Pegaso Tencologia

Accuristix	FR Terminales S.A. de C.V.	Pehler Oil LLC

Adeptus USA, Inc.	Frisa Forjados S.A. de C.V.	Peninsula Plastics

Administracion Portuaria Integral de Veracruz, S.A. de C.V.	Frontier Bag, Inc.	Pennsylvania Rail Car Co.

Advantage Solutions	Frontier Cargo Service S.A. de C.V.	Pentaquark Empresarail S.A. de C.V.

Aeropres Corporation	Fuerza Grafica del Norte S.A. de C.V. 5.28.21	Pepco

Agricultural Products Extension LLC (APEX)	Gaelic Tugboat Company	Perin Resources, LLC

Agridyne, LLC	GCG Construccion Mantemiento y Tecnologia S.A. de C.V. 5.28.21	Petro Industrial, S.A. de C.V.

Agro Meat Inc.	GES Construcciones de México	Petrogas Corporation, S.A. de C.V.

Agrocorp Processing Limited	Gestion Energie Quebec	Pextrans Container Group Inc

Agrogen S.A. de C.V.	Gian Multiservicios S.A. de C.V.	Phoenix Paper Wickliffe, LLC

AGS Solutions, Inc.	Good Food for Good Inc.	Pickands Mather Group

AJC International Inc.	Goodrich Terminal Ltd.	Piezas Industriales Monterrey S.A.

Alabama Export Railroad, Inc. (ALE)	GP Reload Ltd.	Pinkerton Oil Company, Inc.

Alabama State Port Authority	GPR Logistics Park	Pipe and Piling Supplies Ltd.

Alben Suministros S.A. de C.V.	Grand Falls Agromart Ltd.	PiVAL International

Albero Corporación, S.A.	Grapevine Designs	Plains States Commodities, LLC

Alexa Marian Rodriguez Moreno	Grizzly Oil Sands ULC	Poligoma S. de R.L.

ALFER GROUP	Gross & Janes Company	Port of Saguenay

All Royal Tire Inc.	GroundLinx Logistics Ltd.	PowerRail Distribution, Inc.

Alliance Wheel Services LLC	Groupe de Scieries G.D.S. Inc.	PQ Corporation

Allied Track Services	Grupo CICE (Corporaclon Integral de Comerclo Exterior S.A. de C.V.)	Prarie River Minerals LLC

Alonso Comunicaciones	Grupo Constructor Peasa S.A. de C.V.	Premier Cooperative Inc.

Alpenglow Rail	Grupo de Comunicacion Digital, S.A. de C.V.	Presto Enterprises Ltd.

Altex Energy Ltd.	Grupo de Consultoria en Serguridad y Medio Ambiente, SC	Priam Logistics Inc.

Amalgamated Dairies Limited	Grupo Deintec	PrimeTime Messenger Inc.

American Refining Group, Inc.	Grupo Ferretero Valmar S.A. de C.V.	Private Security Contractors de Mexico, S.A. de C.V.

Ampacet Canada Company	Grupo Itrac Logistics S.A. de C.V.	Pro-Tech Group, LLC

AmSpec de México	Grupo Posadas	Procesos Ambientales Alfa, S.A. de C.V.

Ana Gricelda Muñoz Parra	Grupo Semty	Proceti IT Services

Ana Patricia Huertas de la Riva	Grupo ZBC	Productos y Estrategias del Noreste

Anji Logistics USA Inc.	Guelph Historical Railway Association Inc.	Progress Rail Maintenance de Mexico S.A. de C.V.

AOC Integrated Services	Hallcon Corporation	Propane Levac Propane Inc.

AP International Inc.	Halltech Inc.	Proteinas Marinas y Agropecuarias S.A. de C.V.

APC Engineering S.A. de C.V.	Haltek 6.1.21	Prottsa, S.A. de C.V.

APM Terminals Lázaro Cárdenas	Hamamatsu Automotor del Norte, S.A. de C.V. (Suzuki)	Proveedora Tornillera, S.A. de C.V.

APM Terminals Mobile LLC	Hamilton Container Terminal	Proyectos Ambientales y Servicios Ecológicos Integrales Ecohabitat, S.A. de C.V.

AquaPower Chemicals Inc.	Hayden Tower Service, Inc. 5.31.21	Proyectos y Estudios Ferroviarios, S.A. de C.V.

Arbec Bois d’Oeuvres Inc.	HCL Logistics Inc.	Purely Canada Foods

Arguindegui Oil Company	Henrry Monsivais S.	QD lngenieria Mantenimiento en Aire Comprimido, S. de R. L. de C.V.

Ariza de Mexico S.A. de C.V.	Heritage Marine	QSL America Inc

Armstrong Milling Co. Ltd.	Herrajes Ferroviarios del Potosi, S.A. de C.V.	Quality Rail Service Inc.

Arrowhead Intermodal Services, LLC	Herzog Railroad Services, Inc.	Québec Port Authority (QPA)

Asfaltos Asfacer S.A. de C.V.	HESCA Environmental Services LLC	Quimica Logistics S.A. de C.V.

Asfaltos y Terracerias de Rioverde, S.A. de C.V.	HHCS Handheld USA, Inc.	Quinta Real Monterrey

Asia Motors S.A. de C.V.	Holden America de Mexico	R. H. Little Company

Asociación Mexicana de Agentes Navieros, A.C.	Holden America IL, LLC	R.J. Corman Railroad Group

Asociación Mexicana de Distribuidores de Automotores, A.C.	Holt Logistics Corp.	Ragasa Industries

Asphalt & Fuel Supply, LLC	Hopewell Logistics Inc.	Rail Enterprises

Asset Based Intermodal	HTEC de Mexico, S.A. de C.V. (Herzog)	Rail Logix Holdings, LLC

Atlantic Container Line AB	Hublance México S.C.	Rail Plus, LLC

Atlas Oil Company	Hutchison Port Holdings	RailPros

Aurora Wood Pellets Ltd	Hutchison Ports Mexico	Railroad Software

Auto Lineas America, S.A. de C.V	Hutton Forest Products 5.17.21	Railtech Calomex, S. de R.L. de C.V. (Pandrol Mexico)

Autokam Motors, S.A. de C.V.	HZPC Americas Corp.	Raloy Lubricantes, S.A. de C.V.

Autokam Regiomontana, S.A. de C.V.	IAT International Inc.	Ray-Mont Logisitcs

Automóviles Tecnológico, S.A. de C.V.	Idemitsu Apollo Corporation	Red Flag Cargo Security Systems LLC

Autopolis Premium, S.A. de C.V.	Impulsora Industrial SM Logistics	Refrisa Aire, S.A. de C.V.

Autotransportes El Bisonte, S.A. de C.V.	Impulsora Tlaxcalteca de Industrias, S.A. de C.V.	Reliance Logistics Inc.

Avatar Corporation	INCA Corporation	Rembos, Inc.

Azcon, Inc.	Indorama Ventures Polymers Mexico, S. de R.L. de C.V.	Remcan Projects LP

Azinsa Logistics S.A. de C.V.	Industria Nacional de Autopartes, AC (INA)	Resirene

Bailly’s Transload	Industria Renovadora de Llantas Victoria, S.A. de C.V.	Retail Logistics Canada

BarretteWood	Inge Instalaciones, S.A. de C.V.	Rio Tinto Aluminum

Barry Callebaut LLC	Ingeniería y Biodiversidad S.A. de C.V.	RIOLIM S.A de C.V.

Bartlett	Innovative Ag Services	Ritchie Smith Feeds, Inc.

Battle River Railway	Innovative Transport Solutions (ITS) 5.17.21	Rivero Linda Vista S.A. de C.V.

BCI Bulkhaul Carriers Inc.	Intermobil	Robledo Constructora S.A. de C.V.

Bebidas Purificadas de Uruapan S.A. de C.V.	Internacional de Fibras y Equipos S.A. de C.V.	Rockwool Inc.

Belle Pulses Ltd.	International Suppliers and Contractors Inc.	Rocla Concrete Tie, Inc.

Beverage World Inc.	IPL Plastics Inc.	Rocore

BeyondTalent	Iron Horse Energy Services	Rodamientos y Accesorios S.A de C.V.

Big Sky Rail Corp.	Iron Road Software & Simulation	Roland J. Robert Distributor, Inc.

Blue Sky Agrisource	ISAAC Instruments Inc.	Ronsco Inc.

Bluewater Regional Networks Inc. (BRNi)	ITONICS GmbH	Roslin Enterprises

Bobby Baker Construction LLC	J.W. Westcott Company	Royal Canin Mexico S.A de C.V

Bois d’Oeuvre Beaudoin Gauthier Inc.	Jackson International, Inc.	Rvv de San Luis S.A. de C.V.

Bois d’Oeuvre Cedrico Inc.	JaKay Signaling Inc.	Rycroft Reload

Boots Factory, S.A. de C.V.	Jalamaar del Centro S.A. de C.V.	Rydex Freight Systems

Bornhorst Seeds Ltd.	Jasztex Fibers Inc.	Sabisu Telecomunicaciones S. de R.L. de C.V.

Brenntag Canada Inc.	JCMB Technology	Sabretooth Global Logistics

BridgePoint Logistics	JDS Energy & Mining Inc.	Salud Ocupacional Ramazinni

Briercrest Grain Limited	JDTM Servicios S.A. de C.V.	Santa Fe Hacienda Furniture, S. de R.L. de C.V.

Bright Wood	Jefferson Energy Companies Terminal	Sartigan Railway

BSD Enterprise Group S.A de C.V.	Jefo Nutrition Inc.	Savino del Bene Mexico S.A. de C.V.

Buckeye Mountain	JEI, Inc.	Sayona Quebec Inc.

Buho Tech Services S.A. de C.V.	Jeronimo Alvarado Construcciones y Montajes, S.A. de C.V. 5.28.21	Sea-Sky Shipping (North America) Company Ltd.

Building Products of Canada Corp.	Jhams Uniformes S.A. de C.V.	Secure Energy Services Inc.

Bulk Plus Logistics	JL Energy Corp.	Sega Carriers

Bureau Veritas Commodities and Trade, Inc.	JNL Industrial Supply Ltd.	Serafina Energy Ltd.

C-TAI Energy Corp.	Johnvince Foods-Planters Canada	Services Nolitrex Inc.

C. Keay Investments Ltd.	JOLAM Construccion y Diseno S.A. de C.V.	Servicios de Autotransporte Mexicano

C. Reiss Company, LLC	Jones Lang LaSalle Real Estate Services, Inc.	Servicios de Seguridad Privada y Limpieza Del Noreste

C2FO	JRB Strategic Consulting	Servicios Ferroviarios de Norteamérica (SFNA)

CAAFF Consultoría Forestal S. de R.L. de C.V.	K-Libra	Servicios Integrales de Capacitación y Administración de Salud en el Trabajo S.C.

Calfrac Well Services Ltd.	Kahn Steel Company	Servicios Intersec S.A. de C.V.

Camino Real Monterrey	Kansas City Railcar Service, Inc.	Sharp Base Cold Storage

Canad Inns	KBB Transport Ltd.	Side Group Rail

Canada Malting Co. Limited	KBest Technologies de Mexico S.A. de C.V.	Silicas Potosí

Canadian Chamber of Commerce in Monterrey, Mexico	Key Capital, S.A.P.I. de C.V.	Simpolo Tile & Stone International Corp.

Canadian International Freight Forwarders Association (CIFFA)	Keystone Shipping Co.	Sky Eye Measurement Inc.

Canatal Industries, Inc.	KG Johnson (USA), Co.	Skye View Farms Ltd

Caneda Transport Ltd.	Kletke Hay & Straw	Sleeman Breweries

Canepta Enterprises LTD	Koppers	SM Line Corporation

Canuck Energy lnc.	Krech Ojard & Associates, Inc.	Snyder Equipment

Canworld Foods Group Ltd.	Kronos Canada Inc.	Solidaduras y Superaleaciones, S.A. de C.V.

Capital Oil, Inc.	Krusinski Construction Company	Solin & Equipos, S.A. de C.V.

Capital Transport, Inc.	La Société du Chemin de Fer de la Gaspésie (SCFG)	Solucion e Ingenio S.A. de C.V.

Car One Gonzalitos S.A. de C.V.	Lambton Diesel Specialists	Soluciones en Ingenieria y Manufactura S.A. de C.V.

Cargo County	Lancer Transport and Logistics	Soluciones Inegrales en Proteccion Personal, S.A de C.V. (SIPPSA)

Carnival International Trading Ltd.	Last Mountain Railway	Soluciones RGR S.A. de C.V.

Cascadia Metals Canada	Lee & Associates of Illinois, LLC	Solugaz Inc.

Cat Bottoms Fuel Supply Incorporated	Lee-Potter S.E.N.C	Sonav, S.A. de C.V.

CBS Maintenance Ltd.	Les Fermes Michel Riendeau	Soprema Inc.

Ceres Terminal Holdings (CTH)	Les Systemes ADEX	Source Energy Services

CFT Corporation	Lewis Bolt & Company	Standard Distribution Co.

Chemours Company Mexicana, S. de R.L. de C.V.	LGP Energy Inc.	Stealth Monitoring

CHN Hotels by Wyndham	Lilee Systems	Steam Whistle Brewing

CIT Rail	Linear Grain Inc.	Stella-Jones Corporation

Classic American Hardwoods, Inc.	Lion Electric	Stepan Company

Classic Freight Transport	Livingston Transportation Inc.	Sterling Site Access Solutions, LLC

Clean Service S.A. de C.V.	LMD Forensic Accountants Inc.	Strato, Inc.

CLN Industries International Inc.	Locomotoras San Luis, S.A. de C.V.	StyroChem Canada Ltee.

CloudOps Inc.	Logibel	Sugar Services, LLC

Coalspur Mines (Operations) Ltd.	Logistec Stevedoring Inc.	Suit-Kote Corporation

Coca-Cola Canada Bottling Ltd	Logistic Dynamics, LLC	Suministros Indutriales Potosinos, S.A. de C.V. (SIPSA)

Colliers Macaulay Nicolls Inc	Logistica Perla Negra S.A. de C.V.	Sumitomo Canada Ltd

ComAgro inc.	Lone Star Specialties, LLC	Summit Plastics, Inc.

Comercial Cidamsa, S.A. de C.V.	Loram Maintenance of Way, Inc.	SunCoke Energy

Comercial Essex S.A. de C.V.	Louis Padnos Iron and Metal Company	Sunrise Metals Inc.

Comercial Ordizia S.A. de C.V.	Lowfreightrate.ca LTD	Superior Fuel

Comercializadora Rivela S.A. de C.V.	Lumietri de México, S.A. de C.V.	Superior Silica Sands

Comerstec S.A. de C.V.	M Corr and Associates	SureSource Commodities LLC.

Commercializadora Toscal S.A. de C.V.	M&J Total Transport and Rigging Inc.	Surplus Furniture and Mattress Warehouse

Communications Transcript	Madawaska Victoria Industrial Park	Sutidora Industrial

Complex Chemical Co., Inc.	Magotteaux Ltee.	Tania Guadalupe Ovalle Villarel

Computer Connection of CNY, Inc.	Manitoulin Global Fowarding	Taves Management Inc.

Connectronics	Manitoulin Transport Inc.	TCS 365, LLC

Constellation Brands	Mantenimiento y Equipo de lnyeccion Diesel	Technology Group Solutions

Construccion e Instalaciones Tecnica de Monterrey S.A. de C.V.	Maple Leaf Foods	Telecomunicaciones JR, S.A. de C.V.

Construcciones y Edificaciones Garza Elias S.A. de C.V.	MapleLeaf Distribution Services	Telecon Inc.

Construcciones y Redes Ferrovioarias Nazareth S.A. de C.V.	Maquinados de Piezas Especiales Saga S.A. de C.V.	TESSCO Technologies Inc.

Construction Supply	Maria Arcadia Lugo Mendez	Texel Technical Materials Inc

Constructora Carlos, S.A. de C.V.	Maritime World Logistics Inc.	The Aloft Group, LLC

Constructora QUID S.A. de C.V.	Maritime-Ontario Freight Lines Limited	The April Group (Verco International, April Super Flo and Teklub Canada)

Constructora y Ferroviara, S.A. de C.V.	Marshtel S.A. de C.V.	The Chemours Company

Constructoria, S.A. de C.V.	Marten Transport Ltd	The Greenbrier Companies, Inc.

Consultoría Especializada en Impacto Ambiental, S. A. de C. V.	Martin Product Sales	The Honorable Jack Bergman, United States House of Representatives

Contour Logistiscs	Matagami Transload	The Honorable John Bel Edwards, Governor of Louisiana

Convar Tec S.A. de C.V.	Materias Primas Dyasa, S.A. de C.V.	The Honorable Steve Cohen, United States House of Representatives

Corbin Project, LLC (Subsidiary of Arq, LLC)	Mayor Doug Jones, Town of Oyen, Alabama	The Mercury Group

Corporativo Grupo Vida International	Mayor Jim Strickland, City of Memphis, Tennessee	The Straw Boss

Cosco Shipping Lines (North America) Inc.	Mayor Joseph Roudez III, Village of University Park, Illinois	Thomas, Large & Singer Inc. (TLS)

Cosco Shipping Logistics (North America) Inc.	Mayor Pierre Brodeur, Ville de Saint-Lambert, Quebec, Canada	Thomson Terminals Limited

Coseta S.A. de C.V.	McCain Foods	Tidewater Midstream and Infrastructure Ltd.

Creekside Transport	McCain México, S.A. de C.V.	Tideworks Technology

CST Canada Coal Limited	Mediterranean Shipping Company (Canada) Inc.	Timberstone Distribution Ltd.

Curricanes Outdoors, S.A. de C.V.	Mediterranean Shipping Company USA Inc.	Tolmaz Serviciois Integrales

Cushman & Wakefield Edmonton	MEDLOG CANADA INC.	Toplift North America

Custom Packaging Company, Inc.	Merex Diesel Power Partes Internacionales, S.A. de C.V.	Topografia Aguiñaga

CW&W Contractors, Inc.	Messenger Freight Systems	Toronto Transportation Club

Cyclonaire	Meter, Inc.	Total Grain Marketing, LLC

Dairy Fountain Inc./Fountain Food and Beverages Ltd.	Metro East Industries Inc.	Track Speq, S.A. de C.V.

Dakeryn Industries Ltd.	Mexicana Automotriz S.A. de C.V.	Tracsa S.A.P.I. de C.V.

DALKO Resources, Inc.	Michaud Petroleum Inc.	Transand Inc.

DeAcero S.A.P.I de C.V.	Mid America Car, Inc.	Transbordement St. Hyacinthe

Dean Marine and Excavating Inc.	Mid Canada Transload Services Ltd.	TransEnergy Services Ltd.

DeerGarden Resources Ltd.	Midatlantic Minerals Inc.	Transgroup Global Logistics

Desarrollo de Materiales Personalizados, S.A. de C.V.	Midstream Texas Operating LLC	Transportes y Acarreos Modernos S.A. de C.V.

Desarrollo Integral Eléctrico Industrial, S.A. de C.V.	Midwest Energy & Communications	Transportes y Servicios Ambientales Ara S.A.de C.V.

Destroyer Industrial	Mile End Logistics	Transrail FN 27 Inc.

Deteccion de Fuego y Plagas Ortiver S.A. de C.V.	Mississippi Export Railroad Company (MSE)	Traxxside Logistics Inc.

Detroit Bulk Storage, Inc.	MobilEx Terminal Ltd.	TRC

DG Global West Inc.	Modauto Motors S.A. de C.V. (Hyundai)	TrinityRail

Dicex International Inc.	Modular Fabrication Inc.	Triumph Express Service Canada Inc.

Dicex Logistics S.A. de C.V.	Mont Eagle Mills, Inc.	TSIM Internacional S.A. de C.V.

Direccion de Obras y Proyectos Xquadra, S.A. de C.V.	Montship Inc.	TSO-NGE Mexico S.A. de C.V.

Directright Cartage	Motive Glazing Products Inc.	Tuberías, Accesorios y Recubrimientos, S.A. de C.V.

Distribuidora de Combustibles Mexicanos (DICOMEX)	MovlT Solutions Group, S.A. de C.V.	TullTrans Global Logistics Inc.

Distribuidora de Diesel Rio Panuco, S.A. de C.V.	Mundo Hidraulico Ferreteria S.A. de C.V.	Twin Rivers Paper Company LLC

Distribuidora de Filtros FYR S.A. de C.V.	Napuck Salvage of Waupaca, LLC	U.S. Oil

Divine & David Inc.	NASCENT Technology LLC	UFP Transportation, Inc.

Dominion Nickel Alloys Ltd.	Nashville Generic Product (Export) Inc.	United States Steel Corporation

Dos Diseno S.A. de C.V.	National Carbon Technologies LLC	United Steel and Fasteners, Inc.

DPS Technologies, Inc.	National Forest Products Ltd.	United World Transportation

Durmientes y Postes Utilirail S.A. de C.V.	National Maintenance & Repair, Inc.	Universal Rail Systems Inc.

E Environmental, Inc.	National Silicates	Urbanmine Inc.

E3 Environmental	Navkin Transport Ltd.	Useagility

Eastman Kodak	NCIF USA Corp	V3 Companies

Eco & Lube	New World Fuel, S.A. de C.V.	Valor Motriz S. de R.L. de C.V.

Eco-Ferroviaire	New World Global, LLC	Verplank Dock Co.

Ecocel Express S.A. de C.V.	New York Air Brake LLC	Versant Supply Chain, Inc

Edgar Efrain Cordova Castro	NGS Logistics Mexico, LLC	Viafield

Edwin Bohr Electronics	NorClay Manufacturing	Vicenza Energy

Efecto Directo S.A. de C.V.	Norman Krieger Inc.	Villarreal Express S.A. de C.V.

Effingham Railroad Company	North Thompson Rail Terminals	Vilt Construcciones S.A. de CV.

EHS Labs de Mexico S.A. de CV.	Northway Bulk Fuel	Vintelligent, Inc.

Elite Comunicaciones	Nortrak-Damy Cambios de Vía S.A.P.I. de C.V.	VIP Rail ULC

Emerson Milling Inc.	Nova Grain Inc.	VISE S.A. de C.V.

Energeticos Centrifugados del Norte, S.A. de C.V.	NOVIPRO Inc.	VPC Group Inc.

Energía Eléctrica Global S.A. de C.V.	Novum Energy Trading Inc.	Vulcafrio S.A. de C.V.

Energia Hidraulica S. de R.L. de C.V.	Novum Mexico Trading S. de R.L de C.V.	W. Robins Consulting Ltd. (WRC Freight Services)

Enrique Alberto Esquivel Haaz	Nuvision Commodities Inc.	W. T. Byler Co., Inc.

Esbelta Edificación Industrial S.A. de C.V.	Nylco Mexicana, S.A. de C.V.	Wabtec Mexico Corporation

Essex Hybrid Seed Company	Ocean Network Express (ONE)	Walters Group

Essity North America	OCR Canada	Warner Petroleum

Estco, Inc.	OEC Group	Wellington

Etimine USA Inc.	Oleum Energy Solutions, LLC	Westaqua Commodity Group Ltd.

Expor San Antonio S.A. de C.V.	Omega Industries, Inc	Western Canada Express

Extracciones Basalticas S.A. de C.V.	One Mali, S.A. de C.V.	Willowbrook Nurseries Inc.

Fast Dolphin, Inc.	Optimodal, Inc.	Windsor Transload Limited

Ferropolymers S.A. de C.V.	Optimus Electrolineas S.A. de C.V.	Wirco Incorporated

Ferroservicios S.A. de C.V.	Origin Floors	Wolverine Terminals ULC

Ferrovias Apodaca	Overture Promotions	XPT Grain Inc.

Zebra Technologies

Zehr Transport Ltd.

Zhongkang International Reading Ltd.

ZIM Integrated Shipping Services (Canada) Co. Ltd.

Supporters of the CN-KCS Combination

As of June 2, 2021, 1,119 companies and organizations have provided letters of support for the CN-KCS merger.

Customers	Supply Chain Partners	Suppliers

5911 Trans Ltd.	9173-5555 QC Inc.	3 Forwarding Inc.

A-Line Iron & Metals, Inc.	9344-6672 QC Inc.	4Refuel

ABC Cork Co.	Accel Logistics	Ab Ovo North America, Inc. (Ab Ovo)

ABC Recycling	Active Warehousing Inc.	Acceso Automotriz, S.A. de C.V.

Acculogix Distribution Services	Alabama Export Railroad, Inc. (ALE)	Acklands-Grainger Inc.

Accuristix	Alberta Midland Railway Terminal Ltd. (AMRT)	Actelis Networks

ACE Ethanol, LLC	ALFER GROUP	AGS Solutions, Inc.

Adeptus USA, Inc.	Alpenglow Rail	Aheer Transportation Ltd.

Advantage Petroleum Inc. (API)	APM Terminals Lázaro Cárdenas	Alben Suministros S.A. de C.V.

Advantage Solutions	APM Terminals Mobile LLC	Albero Corporación, S.A.

Aeropres Corporation	Arrimage Ideal	Alexa Marian Rodriguez Moreno

	Arrowhead Intermodal Services, LLC	Alithya

Agri Trading Corp	Autotransportes El Bisonte, S.A. de C.V.	Alliance Wheel Services LLC

Agricultural Products Extension LLC (APEX)	Bailly’s Transload	Alonso Comunicaciones

Agridyne, LLC	Battle River Railway	Alstom Signaling Operation, LLC

Agro Meat Inc	BCI Bulkhaul Carriers Inc.	American Refining Group, Inc.

Agrocorp Processing Limited	Belledune Port Authority	AmSpec de México

AGT Foods	Big Sky Rail Corp.	Amsted Rail Company, Inc.

AIR TRANS FORWARDING	Bulk Plus Logistics	Ana Gricelda Muñoz Parra

AJC International Inc.	Burlington Junction Railway	Ana Patricia Huertas de la Riva

Al-Shamas Food Products	C. Reiss Company, LLC	AOC Integrated Services

Alerio Marketing Inc.	Canadian Courier Ltd.	Arguindegui Oil Company

Aliments Lucyporc	Cando Rail & Terminals Ltd. (Short Line Operator)	Ariza de Mexico S.A. de C.V.

All Royal Tire Inc.	Cando Rail & Terminals Ltd. (Terminals)	Asfaltos Asfacer S.A. de C.V.

Alliance Energy	CBRE Limited	Asfaltos y Terracerias de Rioverde, S.A. de C.V.

Allied Maritime Services Inc.	Charles City Rail Terminal, LLC	Asia Motors S.A. de C.V.

Altex Energy Ltd.	Crescita Management Group, Inc.	Asignet Technology DNA

Amar Transport Inc.	Dennis Porter Trucking Ltd.	Asphalt & Fuel Supply, LLC

Angelo’s Garden Centre	DICEX INTERNATIONAL INC.	Atlas Oil Company

ANJI Logistics USA Inc.	DICEX LOGISTICA S.A. de C.V.	Autokam Motors, S.A. de C.V.

APC Engineering SA de CV	DICEX, S.A. de C.V.	Autokam Regiomontana, S.A. de C.V.

APEX (Agricultural Products Extension LLC)	Doyle’s Transport Ltd.	Automóviles Tecnológico, S.A. de C.V.

APPS Transport Group	DP World-Americas	Autopolis Premium, S.A. de C.V.

AquaPower Chemicals Inc.	Effingham Railroad Company	Azinsa Logistics S.A. de C.V.

Armour Transportation Systems	Ferropolymers S.A. de C.V.	Battlefield Equipment Rentals

Armstrong Milling Co. Ltd.	FR Terminales S.A. de C.V.	Bebidas Purificadas de Uruapan S.A. de C.V.

Asset Based Intermodal	G2 Logix	BeyondTalent

Atlantic Container Line	Gaelic Tugboat Company	Bluewater Regional Networks Inc. (BRNi)

Aurora Wood Pellets Ltd	GCT Global Container Terminals Inc.	Bobby Baker Construction LLC

Auto Lineas America, S.A. de C.V	Genesis Supply Chain Services LTD	Boots Factory, S.A. de C.V.

Avatar Corporation	GIO Railways	BSD Enterprise Group S.A de C.V.

AXSUN	Goodrich Terminal Ltd.	Buho Tech Services S.A. de C.V.

Azelis Canada Inc	GP Reload Ltd.	Bulk Equipment Corp.

Badger Mining Corporation	Grandmother’s Bake Shoppe	Bureau Veritas Commodities and Trade, Inc.

BarretteWood	Great Lakes Central Railroad	C-MAC Services Ltd.

Barry Callebaut LLC	Hamilton Container Terminal	C-TAI Energy Corp.

Bartlett	Heritage Marine	C. Keay Investments Ltd.

Bassett & Walker International, Inc.	Holt Logistics Corp.	C2FO

BCI Bulkhaul Carriers Inc.	Hunt Refrigeration (Canada) Inc.	CAAFF Consultoría Forestal S. de R.L. de C.V.

Belle Pulses Ltd.	Hutchison Port Holdings	Calmont Group

Bellemare Heavy Haul and Rigging	Hutchison Ports Mexico	Camino Real Monterrey

Beverage World Inc.	Indiana Business Railroad	Cana-Bec Division 9147-8750

Blue Sky Agrisource	Intermobil Terminal	Canad Inns

Bois d’Oeuvre Beaudoin Gauthier Inc.	J.W. Westcott Company	Canadian Rail Equipment Works & Services Inc.

Border City USA	JTML Transport Inc.	Canal Geomatics Inc.

Boreal Bioenergy Corporation	Keystone Shipping Co.	Cando Rail & Terminals Ltd.

Boscus/Arbec Bois d’Oeuvres Inc.	Kleysen Group Ltd.	Canorie Capital Advisors Corp.

BridgePoint Logistics	La Société du Chemin de Fer de la Gaspésie (SCFG)	Capital Oil, Inc.

Bridgestone Canada, Inc.	Lake State Railway Company (LSRC)	Capital Transport, Inc.

Bright Wood	Lancer Transport & Logistics	Car One Gonzalitos S.A. de C.V.

Buckeye Mountain	Last Mountain Railway	Cariboo Central Railroad Contracting Ltd.

Building Products of Canada Corp.	Linear Logistics	CBS Maintenance Ltd.

C-TAI Energy Corp.	Livingston Transportation Inc.	CDAO Services

C. Keay Investments Ltd.	Logistec Stevedoring Inc.	Central Transport Refrigeration (Man.) Ltd.

C. Reiss Company, LLC	Loyal Express Logistics	CHN Hotels by Wyndham

Cabot Corporation	M Corr and Associates	CIT Rail

Caldic Canada Inc.	Madawasaka Victoria Industrial Park	Clean Service S.A. de C.V.

Calfrac Well Services Ltd.	MapleLeaf Distribution Services	CloudOps Inc.

Calgary Metal Recycling Inc.	Maritime Shunting Services Inc.	Coco Group

Canada Golden Fortune Potash	Matagami Transload	Cofomo

Canada Matling Co. Limited	MCL McGill Carriers Ltd.	Colliers Macaulay Nicolls Inc.

Canada Synergy Services Corporation	Midstream Texas Operating LLC	Comercial Cidamsa, S.A. de C.V.

Canam Bridges Canada Inc.	Mineral Range Inc.	Comercial Essex S.A. de C.V.

Caneda Transport Ltd.	Mississippi Export Railroad Company (MSE)	Comercial Ordizia S.A. de C.V.

Canepta Enterprises LTD	Montreal Gateway Terminals Partnership	Comercializadora Rivela S.A. de C.V.

Canuck Energy lnc.	Montreal Port Authority	Comerstec S.A. de C.V.

Canworld Foods Group Ltd.	NASCENT Technology LLC	Communications Transcript

Capital Paper Recycling Ltd	Novaporte Limited Partnership	Compliance Solutions Inc.

Cargo County	Parsec, Inc.	Computer Connection of CNY, Inc.

Carnival International Trading Ltd.	Pextrans Container Group Inc	Connectronics

Cascadia Metals Canada	Pickands Mather Group	Construccion e Instalaciones Tecnica de Monterrey S.A. de C.V.

CDB-Tek Services Inc.	PiVAL International	Construcciones y Edificaciones Garza Elias S.A. de C.V.

CDS Transportation Services Ltd	Port of Saguenay	Construcciones y Redes Ferrovioarias Nazareth S.A. de C.V.

Centennial Gas Liquids, ULC	Priam Logistics Inc.	Constructora Carlos, S.A. de C.V.

Central Salvage Ltd.	Prince Rupert Port Authority	Constructora QUID S.A. de C.V.

Chaleur Forest Products	PSA Halifax	Constructora y Ferroviara, S.A. de C.V.

Chemours Company Mexicana, S. de R.L. de C.V.	QSL America Inc.	Constructoria, S.A. de C.V.

Chemtrade Logistics Inc.	Rail Logix	Consultants F. Drapeau Inc.

Classic Freight Transport	Ray-Mont Logistics	Consultoría Especializada en Impacto Ambiental, S. A. de C. V.

CLN Industries International Inc.	Ridley Terminals Ltd.	Convar Tec S.A. de C.V.

CMA CGM LLC	Ronsco Inc.	Conveyor Belt Service, Inc.

CO-OP Service, Inc.	Rycroft Reload	Corbin Project, LLC (Subsidiary of Arq, LLC)

Coalspur Mines (Operations) Ltd.	S&S Transport	Cordstrap Inc

Coca-Cola Canada Bottling Ltd	Safety Plus	Coseta S.A. de C.V.

ColdFront	Sartigan Railway	Croway

Commercial Roll Formed Products Ltd.	Sega Carriers	Cushman & Wakefield Edmonton

Commercializadora Toscal S.A. de C.V.	Services Nolitrex Inc.	Custom Packaging Company, Inc.

Complex Chemical Co., Inc.	Side Group Rail	CW&W Contractors, Inc.

Conagra Brands	SOPOR Societe du port ferroviaire de Baie-Comeau	Cyclonaire

Constellation Brands	Southern Rails Cooperative Ltd. 4.29.21	DALKO Resources, Inc.

Construction Supply	Standard Distribution Co.	Dalpos Enterprise Solutions Group

Contour Energy	Stupp Bros., Inc.	Dassault Systemes Americas Corp. (DSAC)

Corporativo Grupo Vida International	Superior Computer Products Inc.	Day 2 Mobility Ltd.

Cosco Shipping Lines (North America) Inc.	TCS 365, LLC	Dean Marine and Excavating Inc.

Cosco Shipping Logistics (North America) Inc.	The Mercury Group	DEKRA Services, Inc.

Cratex Industrial Packing Ltd.	Torq Energy Logistics Ltd	Dell Technologies

CST Canada Coal Limited	Trans Globe Logistics Inc. 4.29.21	Desarrollo de Materiales Personalizados, S.A. de C.V.

Curt H. Warfel	Transgroup Global Logistics	Desarrollo Integral Eléctrico Industrial, S.A. de C.V.

Dairy Fountain Inc./Fountain Food and Beverages Ltd.	Transport Flatliner Inc.	Destroyer Industrial

Dakeryn Industries Ltd.	TRANSPORTES CHUVIALCO, S.A. de C.V.	Deteccion de Fuego y Plagas Ortiver S.A. de C.V.

Dakkokta Integrated Systems, LLC	Transrail FN 27 Inc.	Direccion de Obras y Proyectos Xquadra, S.A. de C.V.

David Kirsch Forwarders Ltd	Traxxside Logistics Inc.	Distribuidora de Combustibles Mexicanos (DICOMEX)

DB GRANITE INC.	TSIM Internacional S.A. de C.V.	Distribuidora de Diesel Rio Panuco, S.A. de C.V.

DeAcero S.A.P.I de C.V.	UFP Transportation, Inc.	Distribuidora de Filtros FYR S.A. de C.V.

Dean Marine and Excavating Inc.	Union City Terminal Railroad	Dos Diseno S.A. de C.V.

DeerGarden Resources Ltd.	Verplank Dock Co.	DPS Technologies, Inc.

Detroit Bulk Storage, Inc.	VIP Rail ULC	Duos Technologies Group, Inc.

DFK Enterprise, Inc.	W. MacDonald Backhoe & Trucking Co. Ltd.	Durmientes y Postes Utilirail S.A. de C.V.

DG Global West Inc.	Watco Railroads	E Environmental, Inc.

Directright Cartage	Waterloo Central Railway	E3 Environmental

Distribution Upton Inc.	Willow Glen Terminal	Eastman Kodak

Divine & David Inc.	Wilson Manufacturing and Design, Inc.	Eco & Lube

Dominion Nickel Alloys Ltd.	Windsor Transload Limited	Ecocel Express S.A. de C.V.

Dubo International Logistics Inc.	Wisconsin Great Northern Railroad	Edgar Efrain Cordova Castro

DVL Logistics	Wolverine Terminals ULC	Edwin Bohr Electronics

Dyno Nobel Inc.	Industry Associations and Chambers of Commerce	Efecto Directo S.A. de C.V.

East & West Transportation	Alberta’s Industrial Heartland Association	EHS Labs de Mexico S.A. de CV.

Eastman Kodak	Assumption Cooperative Grain Co.	Elite Comunicaciones

ED&F Man Liquid Products LLC	Brampton Board of Trade (BBOT)	Energeticos Centrifugados del Norte, S.A. de C.V.

Edmonton Exchanger Group of Companies	Butler County Board of Commissioners	Energía Eléctrica Global S.A. de C.V.

Effingham Equity	Camrose & District Chamber of Commerce	Energia Hidraulica S. de R.L. de C.V.

Elemental Developments Inc.	Canada Pork, Canadian Meat Council and the Canadian Pork Council	Enrique Alberto Esquivel Haaz

Emerson Milling Inc.	Canadian American Business Council (CABC)	Esbelta Edificación Industrial S.A. de C.V.

Entreposage Bourret lnc.	Canadian Chamber of Commerce in Monterrey, Mexico	Estco, Inc.

Erie Meat Products Ltd.	Canadian Management Centre	Evolution Powersports

Essex Hybrid Seed Company	Canadian Manufacturers & Exporters (CME)	Extracciones Basalticas S.A. de C.V.

Essity North America	Charles City, Iowa Area Development Corporation	Fast Dolphin, Inc.

ETG Commodities Inc.	CIFFA Canadian International Freight Forwarders Association	Ferrovias Apodaca

Etimine USA Inc.	Conseil du Patronat du Quebec (CPQ)	Fincantieri Bay Shipbuilding

European Deli Market & Produce	Fédération des Chambres de Commerce du Quebec (FFCQ)	Flowsis S.A.P.I. de C.V.

Evergreen Shipping Agency (America) Corp.	Food, Health and Consumer Products of Canada	FoClan de Mexico

Expor San Antonio S.A. de C.V.	Greater Memphis Chamber	Forestal Sierra Madre, S.A. de C.V.

Express System Intermodal, Inc.	Greater Saskatoon Chamber of Commerce	Fort Garry Industries

Farmers Grain Co of Dorans	Hamilton Chamber of Commerce	Fremantle Trailer Repairs Ltd.

Ferroservicios S.A. de C.V.	Illinois Manufacturers’ Association	Fuerza Grafica del Norte S.A. de C.V. 5.28.21

Ferrous Processing & Trading Co.	Kamloops Chamber of Commerce	FX Innovation

Fine Choice Foods LTD	Lincoln County Economic Development Corp.	G4S Canada

Finmac Lumber Ltd.	Lloydminster Chamber of Commerce	Gaelic Tugboat Company

FQ Intermodal S.A. de C.V.	Manitoba Chambers of Commerce (MCC)	Gateway Trailer Repairs Ltd.

Freightera Logistics Inc.	Manufacturers and Exporters of Quebec (MEQ)	GCG Construccion Mantemiento y Tecnologia S.A. de C.V. 5.28.21

Frontier Bag, Inc.	Mississippi Forestry Association	GES Construcciones de México

Frontier Cargo Service S.A. de C.V.	North Country Chamber of Commerce	Gian Multiservicios S.A. de C.V.

G3 Canada Limited	Oshkosh Chamber of Commerce	Granite Telecommunications

GAF	Saskatchewan Chamber of Commerce	Grapevine Designs

Galaxy Lithium Canada Inc.	Shipping Federation of Canada	Great Lakes Electrical

GESCO Group of Companies	St. Lawrence Economic Development Council (SODES)	Gross & Janes Company

Global Food and Ingredients Inc.	The Winnipeg Chamber of Commerce	Groupe St-Henri (GSH)

Globco International Inc	Toronto Region Board of Trade	Grupo Constructor Peasa S.A. de C.V.

Go Expedited	Toronto Transportation Club	Grupo de Comunicacion Digital, S.A. de C.V.

Good Food for Good Inc.	Asociación Mexicana de Agentes Navieros, A.C.	Grupo de Consultoria en Serguridad y Medio Ambiente, SC

Goodrich Terminal Ltd.	Kitsumkalum Economic Development Group	Grupo Deintec

Gordon Food Service	Retail Council of Canada	Grupo Ferretero Valmar S.A. de C.V.

GPR Logistics Park	Public and Government Officials	Grupo Itrac Logistics S.A. de C.V.

GrainsConnect Canada Operations Inc.	Administracion Portuaria Integral de Veracruz, S.A. de C.V.	Grupo Posadas

Grand Falls Agromart Ltd.	Council President Greg Hemmis, Albion Borough, Pennsylvania	Grupo Semty

Grande Cheese Company Limited	Edmonton Global	Hallcon Corporation

Green Bay Packaging, Inc.	Mayor Allen Applewhite, Town of Osyka, MS	Haltek 6.1.21

Greenfield Global	Mayor Darwin Nelson, Lucedale, MS	Hamamatsu Automotor del Norte, S.A. de C.V. (Suzuki)

Greenfire Acquisition Corporation	Mayor Doug Jones, Town of Owen, AB	Handy at Heights Construction Inc.

Grizzly Oil Sands ULC	Mayor Eugene Pugh, Town of Halls, Tennessee	Hanson Professional Services Inc.

Groupe de Scieries G.D.S. Inc.	Mayor Jim Strickland, City of Memphis, Tennessee	Hayden Tower Service, Inc. 5.31.21

Groupe Transit	Mayor Jodi Miller, City of Freeport, IL	Henrry Monsivais S.

Grupo CICE (Corporacion Integral de Comercio Exterior S.A. de C.V.)	Mayor Joe C. Cox, City of Brookhaven, MS	Herrajes Ferroviarios del Potosi, S.A. de C.V.

Grupo ZBC	Mayor John Egofske, Village of Lemont, IL	Herzog Rail Services, Inc.

Guycan Plastics Limited	Mayor Joseph Roudez III, Village of University Park, Illinois	HESCA Environmental Services LLC

Halltech Inc.	Mayor Lamar Tidwell, City of Ecorse, Michigan	HHCS Handheld USA, Inc.

Harris Transport Ltd.	Mayor Mark A. Benkhe, City of Battle Creek, Michigan	Holden America de Mexico

HJ Baker Sulphur, LLC	Mayor Matha M. Watts, Monticello, MS	Holden America IL, LLC

Hopewell Logistics Inc.	Mayor Richard A. Hofield, Village of Homewood, IL	Holland, L.P.

Hudson’s Bay Company	Mayor Rick Theesfeld, City of Gilman, Illinois	HTEC de Mexico, S.A. de C.V. (Herzog)

HyLife Food Windom, MN	Mayor Rodney Craig, Hanover Park, IL	Hublance México S.C.

HyLife Foods Canada	Mayor Ronny Walker, City of Ruston, LA	Hyster-Yale Group (HYG)

HZPC Americas Corp.	Mississippi State Representative Bill Pigott, Agricultural Committee Chairman	IAT International Inc.

Idemitsu Apollo Corporation	Mississippi State Representative Charles Busby, Transportation Committee Chairman	IDMR Solutions Inc.

IIRX LP	Mississippi State Representative Steve Massengill	Impulsora Industrial SM Logistics

Indorama Ventures Polymers Mexico, S. de R.L. de C.V.	Mississippi State Senator Joey Fillingane	Impulsora Tlaxcalteca de Industrias, S.A. de C.V.

Industria Nacional de Autopartes, AC (INA)	Mississippi State Senator Kevin Blackwell	INCA Corporation

Industries P.F. Inc.	Mississippi State Senator Lydia Graves Chassaniol	Indixio Inc.

Innovative Ag Services	Mr. David A. DeTroye, City Administrator/Clerk/Treasurer of Chilton, WI	Industria Renovadora de Llantas Victoria, S.A. de C.V.

Insight FS	Mr. Mark A. Kibby, Allen Park, MI City Administrator	Infosat Communications LP

Intermobil	Mr. Terence E. Crawford, City Manager/City Engineer of Denison, IA	Infosys Limited

International Suppliers and Contractors Inc. (Intersac)	Pennsylvania State Representative Parke Wentling	Inge Instalaciones, S.A. de C.V.

Interstate Asphalt Corp.	The Honorable Danny Davis, United States House of Representatives	Ingeniería y Biodiversidad S.A. de C.V.

Iron Horse Energy Services	The Honorable John Bel Edwards, Governor of Louisiana	Iron Road Software & Simulation

Irving Oil	The Honorable Steve Cohen, United States House of Representatives	Ironhead Marine, Inc.

Ivaco Rolling Mills L.P.	Village President David R. Brady, Bedford Park, IL	ISAAC Instruments Inc.

Jan K. Overweel Ltd.	Village President Jack Seidl, Village of Luxemburg, Wisconsin	IT Chapter

Javelin Global Commodities (UK) Ltd.	Village President Michael P. Collins, Plainfield, IL	ITONICS GmbH

JDS Energy & Mining Inc.	Village President Paul Z. Tommazzoli, Village of Cobden, IL	J. J. Keller & Associates, Inc.

Jefferson Energy Companies Terminal	Village President Timothy O. Nugent, Village of Manteno, IL	Jack Cooper CT Services

Jefo Nutrition Inc.	Administrator-Treasurer Betty J. Novy, Village of Rochester, Wisconsin	Jackson International, Inc.

JEI, Inc.	Mayor Brian K. Snedecor, City of Hobart, Indiana	JaKay Signaling Inc.

JNL Industrial Supply Ltd.	Mayor Mike Savage, City of Halifax, Nova Scotia, Canada	Jalamaar del Centro S.A. de C.V.

Johnvince Foods/Planters Canada	Mayor Pierre Brodeur, Ville de Saint-Lambert, Quebec, Canada	Janssen Equipment Repair

Kahn Steel Company	Mississippi State Representative Jody Steverson	JCMB Technology

KBB Transport Ltd.	Mississippi State Senator Chris Caughman	JDTM Servicios S.A. de C.V.

KFI Inc.	Other Supporters	Jeronimo Alvarado Construcciones y Montajes, S.A. de C.V. 5.28.21

Kingsbury Elevator, Inc.	Lee & Associates of Illinois, LLC	Jhams Uniformes S.A. de C.V.

Kletke Hay & Straw	Molto Properties	JJ Heavy Truck Graphics

Kristom International Inc.	Mphasis Ltd.	John Hunter Company

Kruger Inc.		JOLAM Construccion y Diseno S.A. de C.V.

L.N. Reynolds Co. Ltd.		Jones Lang LaSalle Real Estate Services, Inc.

Laberge Transport		JRB Strategic Consulting

Layfield Canada Ltd.		K-Libra

Legacy Grain Cooperative		Kansas City Railcar Service, Inc.

Lehigh Cement		KBest Technologies de Mexico S.A. de C.V.

Les Chantiers Chibougamau		Kebec Expert

LGP Energy Inc.		Knox Kershaw Inc.

Linear Grain Inc.		Koppers Inc.

Logibel		Krech Ojard & Associates, Inc.

Logistic Dynamics, LLC		Krusinski Construction Company

Logistica Perla Negra S.A. DE C.V.		Kupar Enterprises Inc.

Long & McQuade Yorkville Sound		L.B. Foster

Louis Padnos Iron and Metal Company		L&T Services, LLC

Louisiana-Pacific, Corporation		Lakehead Construction Inc.

Ludlow Cooperative Elevator Company		Lee-Potter S.E.N.C

M&J Total Transport and Rigging Inc.		Les Entreprises Ekyrail Inc.

Magotteaux Ltee.		Lewis Bolt & Company

Mammoth Project Services (Mammoth)		Lilee Systems

Manitoulin Global Fowarding		Lion Electric

Manitoulin Transport Inc.		LMD Forensic Accountants Inc.

Maple Leaf Foods		Locomotoras San Luis, S.A. de C.V.

Maritime World Logistics Inc.		Logient Inc.

Maritime-Ontario Freight Lines Limited		Logimethods

Mark-It Services		Logistical Data Services

Mars Supply		Lone Star Specialties, LLC

Marten Transport Ltd		Loram Maintenance of Way, Inc.

Martin Product Sales		Lottridge Tire & Retreading Inc./Lottridge Tire Mississippi, Inc.

MasonLift Ltd.		Lumietri de México, S.A. de C.V.

Materias Primas Dyasa, S.A. de C.V.		Mantenimiento y Equipo de lnyeccion Diesel

Materiaux Blanchet		Maquinados de Piezas Especiales Saga S.A. de C.V.

McCain Foods		Maria Arcadia Lugo Mendez

McDonald Companies		Marsh Canada Limited

MCW Transport		Marshtel S.A. de C.V.

Mediterranean Shipping Company (Canada) Inc.		Max-Atlas Equipment lnternational Inc.

Mediterranean Shipping Company USA Inc.		MAXA AI Inc.

Medlog Canada	Merex Diesel Power Partes Internacionales, S.A. de C.V.

Menard, Inc.	Meter, Inc.

Mercado de Arena Silicas SA de CV	Metro East Industries Inc.

Messenger Freight Systems	Mexicana Automotriz S.A. de C.V.

Metal Ox Warehousing & Logistics	Microfocus Software Canada

Michaud Petroleum Inc.	Mid America Car, Inc.

Mid Canada Transload Services Ltd.	Mid-West Truck & Trailer Services

Midstream Energy Partners (MEP)	Modauto Motors S.A. de C.V. (Hyundai)

Mile End Logistics	Morgan’s Transport Refrigeration Services Ltd

Millar Western Forest Products Ltd.	Motive Glazing Products Inc.

Minhas Furniture House Ltd	MovlT Solutions Group, S.A. de C.V.

Missouri Sugars, LLC	Mundo Hidraulico Ferreteria S.A. de C.V.

MMI Freight Systems Inc.	Nakina Lumber Inc./Longlac Lumber Inc.

MobilEx Terminal Ltd.	National Energy Equipment Inc.

Modular Fabrication Inc.	National Maintenance & Repair, Inc.

Mont Eagle Mills, Inc.	National Steel Car Limited

Montship Inc.	New Kensington Trading Inc.

Moore Sales Co., Ltd	New York Air Brake LLC

Motive Rail, Inc.	Normandin Beaudry, Consulting Actuaries Inc.

MSP Manitoba Starch Prodcuts Inc.	NorthStar Frontier Services, Inc.

N.A. Freight Logistics	Nortrak-Damy Cambios de Vía S.A.P.I. de C.V.

Napuck Salvage of Waupaca, LLC	NOVIPRO Inc.

National Carbon Technologies LLC Company, Inc.	Novum Energy Trading Inc.

National Cold Chain	Novum Mexico Trading S. de R.L de C.V.

National Silicates	Nylco Mexicana, S.A. de C.V.

Nature’s Path Foods	OCR Canada

Navkin Transport Ltd.	Omega Industries, Inc

NCIF USA CORP	One Mali, S.A. de C.V.

New Cooperative Inc. LLC	Optimus Electrolineas S.A. de C.V.

New World Fuel S.A. de C.V.	Over the Road Group of Companies

New World Global, LLC	Overture Promotions

NGS Logistics Mexico, LLC	Panasonic Canada Inc.

NorClay Manufacturing	Pat Baker Company, Inc.

Nordic Kraft L. P.	Patton Industrial Services

North Atlantic International Logistics	Pegaso Tencologia

North West Agri Logistics Inc.	Pehler Oil LLC

Northern Country Cooperative	Pennsy Corp.

Nuvision Commodities Inc.	Pennsylvania Rail Car Co.

Ocean Network Express (ONE)	Pentaquark Empresarail S.A. de C.V.

Ocean Spray Cranberries, Inc.	Pepco

Oceanex Inc.	Petro Industrial, S.A. de C.V.

OEC Group	Petrogas Corporation, S.A. de C.V.

Oleet Processing Ltd. (dba O&T Farms)	Piezas Industriales Monterrey S.A.

Oleum Energy Solutions LLC	Pinkerton Oil Company, Inc.

Olimag Sands Inc.	Platinum Track Services Inc.

Optimodal, Inc.	Pneus Metro Inc.

Orbis Waste Management Inc.	Poligoma S. de R.L.

Orviande Inc	Poppulo Inc.

Overseas Orient Container Lines (OOCL)	PowerRail Distribution, Inc.

Pacific Traverse Energy	Precision EFI

Pacrim Steel ULC	Price Forbes and Partners Limited

Pantos Logistics Canada Inc.	Private Security Contractors de Mexico, S.A. de C.V.

Pro Reefer and Mobile Truck Services Inc.

Peak Renewables Ltd.	Procesos Ambientales Alfa, S.A. de C.V.

Pembina Midstream (U.S.A.) Inc. (PMidUSA)	Proceti IT Services

Pembina Pipeline Corporation	Productos y Estrategias del Noreste

Peninsula Plastics	Progress Rail

PERIN Resources, LLC	Progress Rail Maintenance de Mexico S.A. de C.V.

Pinnacle Renewable Energy Inc.	ProKarma, Inc.

Pipe and Piling Supplies Ltd.	Prottsa, S.A. de C.V.

Pizza Pizza Ltd.	Proveedora Tornillera, S.A. de C.V.

Plains States Commodities, LLC	Proyectos Ambientales y Servicios Ecológicos Integrales Ecohabitat, S.A. de C.V.

PQ Corporation	Proyectos y Estudios Ferroviarios, S.A. de C.V.

Prarie River Minerals LLC	Prudential Transportation Ltd.

Precision Vehicle Holdings	QD lngenieria Mantenimiento en Aire Comprimido, S. de R. L. de C.V.

Premay Pipeline Hauling LP	Quality Rail Service Inc.

Premier Cooperative Inc.	Quality Railway Services Ltd (QRS)

Presto Enterprises Ltd.	Quimica Logistics S.A. de C.V.

Primetime	Quinta Real Monterrey

Pro-Force Transportation & Logistics Inc.	R. H. Little Company

Pro-Tech Group, LLC	R. J. Corman Railroad Group

Produits Forestiers Arbec Inc.	Rail Plus, LLC

Produits Minéra Inc.	RailPros

Propane Depot	Railroad Software 4.2921

Propane Levac Propane Inc.	Railtech Calomex, S. de R.L. de C.V. (Pandrol Mexico)

Proteinas Marinas y Agropecuarias S.A. de C.V.	Raloy Lubricantes, S.A. de C.V.

Protos Shipping Ltd.	Rayan Investments Ltd

Providence Grain Group Inc.	Red Flag Cargo Security Systems LLC

Puratos Canada	Reefer Sales & Service (Toronto) Incorporated

Purely Canada Foods	Refrisa Aire, S.A. de C.V.

Ragasa Industries	Remcan Projects LP

Rail Enterprises	Remprex, LLC

Re-Transportation	RIOLIM S.A de C.V.

Real Potatoes Ltd	Rite-Way Truck and Trailer, LLC

Red Leaf Pulp	Rivero Linda Vista S.A. de C.V.

Reliance Carriers Inc.	Rizing LLC

Resirene	Robledo Constructora S.A. de C.V.

Revel Midstream Services Inc.	Rocla Concrete Tie, Inc.

Richardson International Limited	Rocore

Rio Tinto Aluminum	Rodamientos y Accesorios S.A de C.V.

Rise Kombucha	Roland J. Robert Distributor, Inc.

Ritchie Smith Feeds, Inc.	Rvv de San Luis S.A. de C.V.

Robindale Energy	Sabisu Telecomunicaciones S. de R.L. de C.V.

Robinson Bioproducts Inc.	Salud Ocupacional Ramazinni

ROCKWOOL Inc.	Sednove

Ronald A. Chisholm Limited	Servicios de Autotransporte Mexicano

Roslin Enterprises	Servicios de Seguridad Privada y Limpieza Del Noreste

Rotex Supply Inc.	Servicios Ferroviarios de Norteamérica (SFNA)

Royal Canadian Steel Inc.	Servicios Integrales de Capacitación y Administración de Salud en el Trabajo S.C.

Royal Canin Mexico S.A de C.V	Servicios Intersec S.A. de C.V.

Rudy Agro Ltd	Silicas Potosí

Rutgers Polymers Ltd.	Sky Eye Measurement Inc.

Rydex Freight Systems	SNC Solutions

Sabretooth Global Logistics	Snyder Equipment

Sadoff Iron and Metal Company	Solidaduras y Superaleaciones, S.A. de C.V.

Sanimax Ltd.	SolidCAD Cansel Company

Savino del Bene Mexico S.A. de C.V.	Solin & Equipos, S.A. de C.V.

Sea-Sky Shipping (North America) Company Ltd.	Solucion e Ingenio S.A. de C.V.

Secure Energy Services Inc.	Soluciones en Ingenieria y Manufactura S.A. de C.V.

Serafina Energy Ltd	Soluciones Inegrales en Proteccion Personal, S.A de C.V. (SIPPSA)

SGH Logistics	Soluciones RGR S.A. de C.V.

Sharp Base Cold Storage	Sonav, S.A. de C.V.

Sidca Trading Ltd.	Sousa Truck & Trailer Repair Ltd.

Simpolo Tile & Stone International Corp.	Sperry Rail Service

Sinclar Group Forest Products Ltd.	Stack Bros. Mechanical Contractors, Inc.

Sleeman Breweries	Stealth Monitoring

SM Line Corporation	Strato, Inc.

Sobeys Inc.	Sumitomo Canada Ltd

Solugaz Inc.	Superior Truck and Trailer

Soprema Inc.	Sutidora Industrial

Source Energy Services	SyTech Corporation

Special Areas Board	Talsom

St. Marys Cement (Votorantim Climentos)	Tania Guadalupe Ovalle Villarel

Steam Whistle Brewing	Tech Mahindra Rail

Stella-Jones	Technology Group Solutions

Stepan Company	Telecomunicaciones JR, S.A. de C.V.

Sterling Site Access Solutions, LLC	Telecon Inc.

Stonebrook Foods Inc.	TESSCO Technologies Inc.

Sugar Services, LLC	Tetra Tech, Inc.

Suit-Kote Corporation	The Aloft Group, LLC

Suministros Indutriales Potosinos, S.A. de C.V. (SIPSA)	The Descartes Systems Group Inc.

SunCoke Energy	The Gear Centre

Sunrise Metals Inc.	The Greenbrier Companies, Inc.

Superior Fuel	The Humphrey Group

Superior Silica Sands	Tideworks Technology

Surplus Furniture and Mattress Warehouse	Tiger Calcium Services Inc.

Synergie Canada	Tolmaz Serviciois Integrales

Synergy Grain Trading Ltd.	Toplift North America

T-RAIL Products Inc	Toplift North America Inc.

Taves Management Inc.	Topografia Aguiñaga

Telkwa Coal Limited	Track Speq, S.A. de C.V.

Tervita Corporation	Tracsa S.A.P.I. de C.V.

TFI International Inc.	Transportes y Acarreos Modernos S.A. de C.V.

TG Appliance Group	Transportes y Servicios Ambientales Ara S.A.de C.V.

The April Group (Verco International, April Super Flo and Teklub Canada)	TRC

The Greengrocer Inc.	TrinityRail and TrinityRail de Mexico

The Straw Boss	Truck-Right Data Management Inc.

Thomas, Large & Singer Inc. (TLS)	TSO-NGE Mexico S.A. de C.V.

Thomson Terminals Limited	Tuberías, Accesorios y Recubrimientos, S.A. de C.V.

Tidewater Midstream and Infrastructure Ltd.	Tundra Technical Solutions

Tiger Cool Express, LLC	U.S. Oil

Timberstone Distribution Ltd.	Ullix Information Systems Inc.

TLS Truck Load Services Inc.	Ultimate Kronos Group (UKG)

Topflight Grain Cooperative Inc.	United Steel and Fasteners, Inc.

Total Grain Marketing, LLC	Universal Rail Systems Inc.

Trans-Frt. McNamara	UpperEdge LLC

Transand Inc.	Useagility

Transbordement St. Hyacinthe	V3 Companies

TransEnergy Services	Valor Motriz S. de R.L. de C.V.

Triumph Express Service Canada Inc.	Vézina Assurances Inc.

Twin Rivers Paper Company LLC	Villarreal Express S.A. de C.V.

Ulta Depot	Vilt Construcciones S.A. de CV.

United Cooperative	Vintelligent, Inc.

United Petrochemical Canada Inc.	VISE S.A. de C.V.

United States Steel Corporation	Vossloh North America

United World Transportation	Vulcafrio S.A. DE C.V.

Urbanmine Inc.	W. T. Byler Co., Inc.

Viafield	Wabtec Corporation

Viandes Décarie	Wabtec Mexico Corporation

Vicenza Energy	Weber Oil Company, Inc.

Viva Logistics Inc.	Weichert Workforce Mobility Inc.

Volume Freight Solutions Inc.	Wellington

Voysus Connections Experts Inc.	Wi-Tronix, LLC

W. Robins Consulting Ltd. (WRC Freight Services)	Zebra Technologies

Wallenius Wilhelmsen Solutions	ZTR Control Systems Canada

Walters Group

Warner Petroleum

Waste Connections of Canada

Welded Tube of Canada Corp.

Wellington Motor Freight (Wellington Group of Companies)

Westaqua Commodity Group LTD.

Westaqua Commodity Group Ltd.

Western Canada Express

Western Clay Corp.

Westlock Terminals

Westmoreland Mining LLC

WF Whelan Logistics

Windstar LPG, Inc.

Winoa USA Inc.

XPT Grain Inc.

Xylan Logistics Ltd

ZIM Integrated Shipping Services (Canada) Co. Ltd.

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’s Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”).

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, CN will file with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction. The registration statement will include a preliminary proxy statement of KCS which, when finalized, will be sent to the stockholders of KCS seeking their approval of the merger-related proposals. This communication is not a substitute for the proxy statement or registration statement or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and

www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable.